MARKED TO SHOW CHANGES

        As filed with the Securities and Exchange Commission on
November 13, 1996
                                                 Registration No.   0-28144

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Amendment No. 2
                                    to
                              FORM 10-SB / A


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       NUTRONICS INTERNATIONAL, INC.
              (Name of Small Business Issuer in its charter)


      Delaware                                   13-3859706
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)               Identification No.)


             51 Hudson Point Lane, Ossining, New York    10562
         (Address of principal executive offices)  (Zip Code)


Issuer's telephone number:    (914)  941-2863


Securities to be registered under Section 12(b) of the Act:

 Title of each class         Name of each exchange on which
 to be so registered         each class is to be registered

         N/A                               N/A

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $.01 per share
                             (Title of Class)

                       NUTRONICS INTERNATIONAL, INC.

                                FORM 10-SB

                             TABLE OF CONTENTS
                                                                       Page
                                  PART  I

Item   1. Description of Business. .                                      3

Item   2. Management's Discussion and Analysis or Plan of Operation. . .  9

Item   3. Description of Property. .                                     10

Item   4. Security Ownership of Certain Beneficial Owners and Management 11

Item   5. Directors, Executive Officers, Promoters and Control Persons . 12

Item   6. Executive Compensation . .                                     14

Item   7. Certain Relationships and Related Transactions.. . . . .       14

Item   8. Description of Securities.                                     15

                                 PART  II

Item   1. Market Price of and Dividends on the Registrant's Common
             Equity and Other Shareholder Matters . .                    15

Item   2. Legal Proceedings. . .                                         18

Item   3. Changes in and Disagreements with Accountants. . . . . .       18

Item   4. Recent Sales of Unregistered Securities. . . . . . . . .       18

Item   5. Indemnification of Directors and Officers. . . . . . . .       18

                                 PART  F/S

          Financial Statements .                                         19

                                 PART  III

Item   1. Index to Exhibits. . .                                         36

Item   2. Description of Exhibits. .                                     37

                                  PART  I

Item  1. Description of Business

Business Development

    Nutronics International Inc. (the "Company") was organized on May 6, 1953 under the laws of the State of Delaware as United Production Co., Inc., having the stated purpose of engaging in various oil and mining activities. The Company engaged in limited oil and mining operations and, from the time of its inception, the Company has underwent several name changes and business changes.

    On January 13, 1982, the Company changed its name to Extra Production, Inc. There is no record of any business operations during the period the Company was known as Extra Production, Inc. On November 29, 1982, the Company's name was changed to Penny Stock News, Inc. in anticipation of the acquisition of a financial newspaper based in Baltimore, Maryland. The Company's name was again changed to OTC Stock Journal, Inc. on January 31, 1983 in anticipation of the acquisition of another financial newspaper. There is no record that either acquisition was completed or that any business operations were conducted during the period the Company was known as either Penny Stock News, Inc. or OTC Stock Journal, Inc. On March 14, 1983 the Company changed its name back to Extra Production, Inc. and remained inactive.

    On August 19, 1983, the Company changed its name to SDE Robotics & Automation Corp. reflecting the proposed acquisition of a robotics company located in Detroit, Michigan that sold robotics parts to automobile manufacturers. Again there is no evidence of any operations or that the acquisition was finalized. Also in 1983, the Company acquired a surveying company named Alpha Electronics located in Littleton, Colorado and on April 16, 1984, the Company changed its name to Nutronics International, Inc.
For a brief period the Company sold laser-based surveying instruments until it filed for a Debtor's Petition for Relief under Chapter 11 of the United States Bankruptcy Code in November 1984. An order to proceed under Chapter 7 of the Bankruptcy Code was subsequently filed on November 7, 1984. See Part II, Item 2, "Legal Proceedings".

    The Company has remained inactive since 1984 until just recently. On May 22, 1995, a special meeting of shareholders was held for the purpose of electing three new directors to assume control of the Company. Following their election, the new directors determined that the Company should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal purpose is to locate and consummate a merger or acquisition with a private entity. Also at the special meeting of shareholders, the shareholders approved a proposal to effect a quasi-reorganization of the Company. As a result of the quasi-reorganization, the Company's prior accumulated deficit would be eliminated against paid-in-capital of the Company. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The Company is voluntarily filling its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this could possibly make the Company more attractive to an operating business
opportunity as a potential merger or acquisition candidate.   As a
result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

    Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from at least the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

    The Company's principal executive offices are located at 51
Hudson Point Lane, Ossining New York, 10562, and its telephone number is (914) 941-2863.

Business of Issuer

    The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

    Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider.
Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

    The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.
To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities, nor is management presently in a position to identify any future prospective consultants for the Company.

    The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.
Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

    Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

    In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

    Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

    Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved.
Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity which the Company acquires or mergers with will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

    Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would most likely have to be to persons known by the directors of the Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms for the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S under the Securities Act of 1933 to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

    In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliates possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

    Presently, it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management or affiliates have an ownership interest. Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

    It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Delaware law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by subsequent report to the shareholders if the action is taken by written consent.

Competition

    Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

    As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

    The Company is currently using as its principal place of business the personal residence of its Secretary located in Ossining, New York. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its
business.   However, until such time as the Company completes an
acquisition or merger, the type of business in which the Company will be engaged and the type of office facilities that will be
required is unknown.   The Company has no current plans to
secure such commercial office space.

Industry Segments

    No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Item  2. Management's Discussion and Analysis or Plan of Operation

    The Company is considered a development stage company with no assets or capital and with no operations or income since approximately 1984. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by shareholders of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

    In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

    During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item  3. Description of Property

    The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

Item  4. Security Ownership of Certain Beneficial Owners and
Management

    The following table sets forth information, to the best knowledge of the Company as of September 10, 1996, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

  Name and Address                  Amount and Nature of               Percent
of Beneficial Owner                 Beneficial Ownership             of Class(1)
Edward F. Cowle                          814,000                     9.3%
    201 East 87th Street, Suite 6C
    New York, NY 10128
Gold Hill Mines(2)                     2,450,000                    28.0%
    56 West 400 South, Suite 220
    Salt Lake City, Utah 84101
Robyn Mancini                             50,000                         .6%
    51 Hudson Point Lane
    Ossining, New York 10562
H. DeWorth Williams                    1,000,000                    11.4%
    56 West 400 South, Suite 220
    Salt Lake City, Utah 84101
Hearken Investments, Ltd(3)            1,025,000                    11.7%
    P.O. Box 1790, Grand Cayman
    Cayman Islands, British West Indies
Manatee Investments Ltd.(4)            1,000,000                    11.4%
    P.O. Box 1790, Grand Cayman
    Cayman Islands, British West Indies
All directors and executive            3,314,000(6)                 37.8%
    officers as a group
    (3 persons in group)
Note: Unless otherwise indicated in the footnotes below, the
      Company has been advised that each person above has sole
      voting  and sole investment power over the shares
      indicated above.
(1) Based upon  8759,170  shares of common stock
    outstanding on  September 10, 1996.
(2) Gold Hill Mines is a privately held Idaho corporation
    which holds certain mineral leases and also maintains stock positions in various companies.  Edward F. Cowle,
    President of the Company, owns 55% of Gold Hill Mines and has
    voting and investment control of that entity.   Mr. H.
    DeWorth Williams is a minority shareholder of Gold Hill
    Mines.
(3) Hearken Investments, Ltd is a British West Indies entity which operates as an investment holding company over which H. DeWorth Williams holds voting and investment control.
(4) Manatee Investments Ltd. is a British West Indies entity which operates as an investment holding company to which John
    Law is Trustee.
(5) Includes 2,450,000 shares of the Company's common stock held by Gold Hill Mines. Edward F. Cowle, President of the Company owns 55% of Gold Hill Mines and has voting and investment control of that entity.

  Item  5.    Directors, Executive Officers, Promoters and Control
              Persons

    The directors and executive officers of the Company and their respective ages are as follows:

          Name           Age           Position
    Edward F. Cowle      39     President, Chief Executive Officer
                                and Director
    Robyn Mancini        45     Secretary / Treasurer and Director
    Joseph Mancini       56     Director

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

    Each of the Company's directors was also a director of CEEE Group Corporation, a public "shell" Colorado corporation ("CEEE"). On July 16, 1996, CEEE entered into an Exchange of
Stock Agreement and Plan of Reorganization (the "Stock Exchange Agreement") with Atlantic International Capital Ltd., a Delaware corporation ("Atlantic") and the shareholders of Atlantic. In connection with the Stock Exchange Agreement, the Company acquired all of the issued and outstanding shares of Atlantic and the former shareholders of Atlantic were issued a controlling interest in the shares of CEEE's common stock. In connection with the transaction, each of the Company's directors resigned as directors of CEEE and are no longer affiliated with CEEE. Presently, none of the Company's directors are directors of any other "shell" companies that are actively pursuing acquisitions or mergers.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

     All of the Company's present directors have other full-time employment and will routinely devote only such time to the Company necessary to maintain its viability. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board of Directors. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    In connection with the preparation and filing of this registration statement, one of the Company's shareholders, H. DeWorth Williams, paid for certain legal and professional fees related to the registration statement. Although, as of the date hereof there is no agreement or arrangement for Mr. Williams to provide additional funds, the Company is not precluded from approaching Mr. Williams or any other shareholder and requesting additional financial assistance. Because such additional funding is only speculative at this time, the Company has not developed any criteria or plans related to this funding.

    The business experience of each of the persons listed above during the past five years is as follows:

    Edward F. Cowle has been President and a director of the Company since May 1995. From 1994 to the present, Mr. Cowle has been an independent financial consultant to various private and public companies. From 1992 to 1994, Mr. Cowle was a Senior Vice
President of Investments for Paine Webber, and from 1991 to 1992, he worked as a stockbroker for Bear Stearns. Mr. Cowle served as President of Spartan Funding Company, from 1989 to 1992. Spartan Funding Company was a publicly held company engaged in the business of supporting medical research. Prior to 1989, Mr. Cowle worked as an independent financial consultant for several years.
Mr. Cowle holds a B.S. Degree in American Studies and English from Fairleigh Dickinson University and also attended the Vermont Law School for one year.

    Robyn Mancini has been Secretary and a director of the Company since May 1995. Since 1992, Ms. Mancini has been the President of NutriTech, Inc., a privately held research and development company involved in funding certain micronutrient cancer research. From 1989 to 1992, Ms. Mancini was an arts reporter and anchor for WPFW radio in Washington, D.C. For many years Ms. Mancini has been a freelance journalist for various magazines and other publications and has also been an independent writer/producer of films and videos. Since 1993, Ms. Mancini has served as a director of the Utah Film & Video Center, a private entity involved in fund raising and programming, and since 1994, she has been a film critic for The Event, a weekly publication in Utah. Ms. Mancini earned a B.S. Degree in Philosophy from the University of Utah in 1975. Ms. Mancini is the wife of Joseph Mancini, a director of the Company.

    Joseph Mancini has been a director of the Company since
October 1995 and has been a New York newsman for more than 30 years working as a reporter, freelance writer, editor and critic. He has also worked for various newspapers, magazines and television stations. From 1989 to the present, Mr. Mancini has been an in-house consultant for Sheehan Communications, a full-service public relations firm. He holds a B.A. Degree in Liberal Arts and Communication Arts from Fordham University. Mr. Mancini is the husband of the Company's Secretary, Robyn Mancini.

Item  6. Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1995 and 1994. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation

Item  7. Certain Relationships and Related Transactions

    During the Company's last two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

    On May, 22, 1995, the Company's Board of Directors resolved to convert 10,000 shares of the Company's $100 par value preferred stock owned by H. DeWorth Williams, into 1,000,000 shares of the Company's $.01 par value common stock. The 10,000 shares of preferred stock represented the only shares of preferred stock issued by the Company and, as a result of the conversion, no shares of preferred stock are currently outstanding.



Item  8. Description of Securities

Common Stock

    The Company is authorized to issue 30,000,000 shares of common stock, par value $.01 per share, of which 8,629,170 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

    The Company is authorized to issue 10,000 shares of preferred stock, par value $100 per share, none of which are presently issued and outstanding as of the date hereof. As set forth in the Company's Articles of Incorporation, share of preferred stock shall be cumulative with a dividend of $9.00 per share, and each share shall be convertible into 100 shares of common stock. Accrued but unpaid dividends will likewise be convertible into common stock at the rate of one share of common stock for each $1.00 of accrued and unpaid dividend. In 1995, a single shareholder holding 10,000 shares of preferred stock converted the 10,000 preferred shares into 1,000,000 shares of the Company's common stock. As of the date hereof, no shares of the Company's preferred shares are issued and outstanding.

                                 PART  II

Item  1. Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

    No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the
"Commission") or any state securities agency or authority.  The
Company intends to make an application to the NARD for the
Company's shares to be quoted on the OTC Bulletin Board.
The Company's application to the NARD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as
amended.  Inclusion on the OTC Bulletin Board permits price
quotations for the Company's shares to be published by such
service.  The Company is not aware of any established trading market for its common stock nor is there any record of any reported
trades in the public market in recent years.   Although the
Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement,
the Company does not intend to    anticipate      its shares to be traded in
the public market until such time as a merger or acquisition can be
consummated.     Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies.
      Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock last traded in a public market in approximately 1984.

    If and when the Company's common stock is traded in the over-the-counter market, the ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Also, some states may prohibit the sale of the securities of "shell" companies within their states. Presently, the Company has no plans to register its securities is any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The Nasdaq Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of     November 12, 1996 there were 240      holders of
record of the Company's common stock. There are no reported bid or asked prices for the Company's shares.

    As of the date hereof, the Company has issued and outstanding 8,759,170 shares of common stock. Of this total, 7,759,170 shares were issued in transactions more than three years ago. The remaining 1,000,000 shares were issued in May 1995 upon the conversion of 10,000 shares of the Company's preferred stock and therefore, are deemed to have a holding period commencing at the time the preferred shares were issued which was more than three years ago. Thus, all 8,759,170 shares are deemed to have been issued more than three years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of these shares, the Company has identified 6,339,000 shares as being held by affiliates of the Company. The remaining 2,420,170 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

    The 6,339,000 shares presently held by affiliates or controlling shareholders of the Company may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least two years, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item  2. Legal Proceedings

    Except as set forth below, the Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. On August 10, 1984, the Company filed a Debtor's Petition for Relief under Chapter 11 of the United States Bankruptcy Code. An Order to Proceed under Chapter 7 of the Bankruptcy Code, reporting $1,390,000 of unsecured claims, was subsequently filed on November 7, 1984. The Company was inactive from 1984 to 1995.

Item  3. Changes in and Disagreements with Accountants

    Item 3 is not applicable to this Form 10-SB.

Item  4. Recent Sales of Unregistered Securities

    On May 22, 1995, the Company issued 1,000,000 shares of common stock to H. DeWorth Williams upon the conversion by him of 10,000 shares of the Company's preferred stock. For this transaction, the Company relied on the exemption from registration provided by
Section 3(a)(9) of the Securities Act of 1933, as amended. All other issuances of securities by the Company were made more than three years ago.

Item  5. Indemnification of Directors and Officers

    As permitted by the provisions of the General Corporation Law of the State of Delaware (the "Delaware Code"), the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Any such person may be indemnified against expenses, including attorneys' fees, judgments, fines and settlements to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding.
Further, the Delaware Code permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. Neither the Company's Articles of Incorporation nor By-Laws makes provisions for the indemnification of the Company's officers and directors nor for the purchase of liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any such liability insurance.

Transfer Agent

    The Company has designated Interstate Transfer Company, 56
West 400 South, Suite 260, Salt Lake City, Utah 84101, as its transfer agent.

                                 PART  F/S

                Financial Statements and Supplementary Data

    The Company's financial statements for the years ended
December 31, 1995, 1994 and 1993, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB.
The financial statements for the six months ended June 30, 1996 have been prepared by the Company.

                       INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nutronics International, Inc.
(A Development Stage Company)
New York, New York


We have audited the accompanying balance sheets of Nutronics International, Inc. (a development stage company) as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1995, 1994 and 1993 and from inception on May 6, 1953 through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Nutronics International, Inc. (a development stage company) as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993 and from inception on May 6, 1953 through December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date.
Unless the Company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
January 15, 1996

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
                              Balance Sheets



                                  ASSETS

                                             December 31,
                                         1995           1994
CURRENT ASSETS

  Cash                                  $    -         $   -

     Total Current Assets                    -             -

     TOTAL ASSETS                       $    -         $   -


                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                      $    -          $   -

     Total Current Liabilities               -              -

STOCKHOLDERS' EQUITY

  Preferred stock: 10,000 shares
   authorized of $100.00 par value,
   -0- and 10,000 shares issued and
   outstanding, respectively                 -            1,000,000
  Common stock: 30,000,000 shares
   authorized of $0.01 par value, 8,629,170
   and 7,629,170 shares issued and
   outstanding, respectively               86,292            76,292
  Additional paid-in capital (deficit)    (83,588)         (990,000)
  Deficit accumulated during the
   development stage from May 22, 1995     (2,704)          (86,292)

     Total Stockholders' Equity              -                 -

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY              $    -             $   -

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
                         Statements of Operations


                                                    From Inception
                                                    on May 6,
                                                    1953 Through
                For the Years Ended December 31,    December 31,
                   1995        1994      1993         1995

REVENUES          $  -       $   -       $  -       $    -

EXPENSES             -           -          -            -

LOSS FROM
 DISCONTINUED
 OPERATIONS         2,704         -         -          88,996

NET INCOME (LOSS) $(2,704)   $    -       $ -        $(88,996)

NET INCOME (LOSS)
 PER SHARE OF
 COMMON STOCK     $ (0.00)   $ (0.00)     $ (0.00)   $  (0.00)

                         NUTRONICS INTERNATIONAL, INC.
                         (A Development Stage Company)
                       Statements of Stockholders' Equity
                                                                      Deficit
                                                        Additional   Accumulated
                                                         Paid-in      During the
                    Preferred Stock     Common Stock     Capital     Development
                    Shares   Amount   Shares    Amount   (Deficit)     Stage

Inception, May 6,
 1953                  -     $  -          -      $   -    $    -     $   -

Preferred stock issued
 at $1.00 per share  10,000   1,000,000    -          -     (990,000)     -

Common stock issued
 at $0.01 per share    -        -       7,629,170  76,292       -         -

Net loss from inception
 on May 6, 1953 through
 December 31, 1992     -        -           -         -         -       (86,292)

Balance,
 December 31, 1992   10,000  1,000,000  7,629,170  76,292   (990,000)   (86,292)

Net loss for
 the year ended
 December 31, 1993     -        -            -        -         -          -

Balance,
 December 31, 1993   10,000  1,000,000  7,629,170   76,292  (990,000)   (86,292)

Net loss for
 the year ended
 December 31, 1994     -        -            -         -        -          -

Balance,
 December 31, 1994   10,000 $1,000,000  7,629,170  $ 76,292 $(990,000) $(86,292)

                         NUTRONICS INTERNATIONAL, INC.
                         (A Development Stage Company)
                 Statements of Stockholders' Equity (Continued)
                                                                       Deficit
                                                          Additional Accumulated
                                                            Paid-in   During the
                     Preferred Stock      Common Stock      Capital  Development
                     Shares   Amount    Shares      Amount  (Deficit)   Stage

Balance,
 December 31, 1994    10,000 $1,000,000 7,629,170  $ 76,292 $(990,000) $(86,292)

Preferred stock
 converted to common
 stock at $0.01 per
 share (Note 4)      (10,000) (1,000,000) 1,000,000  10,000   990,000      -

Quasi-reorganization
 (Note 5)               -          -           -       -      (86,292)   86,292

Expenses paid on the
 Company's behalf
 by a shareholder
 (Note 6)               -          -           -       -        2,704      -

Net loss for
 the year ended
 December 31, 1995      -          -           -       -         -       (2,704)

Balance,
 December 31, 1995      -    $     -       8,629,170 $ 86,292 $(83,588) $(2,704)

                         NUTRONICS INTERNATIONAL, INC.
                         (A Development Stage Company)
                            Statements of Cash Flows

                                                           From Inception
                                                           on May 6,
                                                           1953 Through
                        For the Years Ended December 31,   December 31,
                            1995       1994      1993      1995
Cash Flows From Operating
 Activities

  Loss from operations     $(2,704)   $   -     $   -      $ (88,996)
  Loss on discontinued
   operations                2,704        -         -         88,996

     Net Cash Used by
      Operating Activities    -           -         -           -

Cash Flows From Investing
 Activities                   -           -         -           -

Cash Flows From Financing
 Activities                   -           -         -           -

Net Increase (Decrease) in
 Cash and Cash Equivalents    -           -         -           -

Cash and Cash Equivalents at
 Beginning of Period          -           -         -           -

Cash and Cash Equivalents at
 End of Period             $  -        $  -      $  -        $  -

Cash Paid For:

  Interest                 $  -        $  -      $  -        $  -
  Income taxes             $  -        $  -      $  -        $  -

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                        December 31, 1995 and 1994

NOTE 1 - ORGANIZATION AND HISTORY

       Nutronics International, Inc. (the Company) was incorporated under the laws of the State of Delaware on May 6, 1953. The Company was organized to engage in various oil and mining activities. The Company conducted limited oil and mining activities until its operations ceased.

       Over the course of years, the Company changed its name to attract new ownership. Following a name change from Extra Production Co., Inc. to SDE Robotics and Automation Corp. on August 19, 1983, the Company entered into an Agreement and Plan of Reorganization with Alpha Electronics Corp.
       The Company exchanged 125,000 shares of its authorized, but unissued common stock for all of the issued and outstanding stock of Alpha Electronics Corp.

       On August 10, 1984, the Company filed a Debtor's Petition for Relief under Chapter 11. An Order to Proceed under
       Chapter 7, reporting $1,390,000 of unsecured claims, was subsequently filed on November 7, 1984.

       On October 20, 1980, prior to entering into the Agreement and Plan of Reorganization with the Company, Alpha
       Electronics Corp. filed bankruptcy.

       The Company is presently seeking new business opportunities that hold a potential profit and is classified as a development stage Company as defined in SFAS No. 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method
       The Company's financial statements are prepared using the accrual method of accounting.

       b.  Loss Per Share
       The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

       c.  Provision For Taxes
       At December 31, 1995, the Company had no material net operating loss carryforwards and income tax expense due to its inactivity.

       d.  Cash Equivalents
       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       f.  Additional Accounting Policies
       Additional accounting policies will be determined when principal operations begin.

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
               Notes to the Financial Statements (Continued)
                        December 31, 1995 and 1994



NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, shareholders of the Company have committed to meeting the Company's operating expenses.

NOTE 4 - STOCK CONVERSION

       At a special meeting of the board of directors of the Company on May 22, 1995, it was resolved to convert 10,000 shares of the Company's issued and outstanding $100.00 par value preferred stock to 1,000,000 shares of the Company's $0.01 par value common stock.

NOTE 5 - QUASI - REORGANIZATION

       On May 22, 1995, shareholders of the Company voted to effect a quasi- reorganization, whereby, the accumulated deficit of the Company was eliminated against the paid-in capital of the Company.

NOTE 6 - RELATED PARTY TRANSACTIONS

       The Company has received advances from a certain shareholder in order to pay minimal operating expenses of the Company. As of December 31, 1995 and 1994, $2,704 and
       $-0-, respectively, was contributed to capital as a result of these advances.

                       INDEPENDENT AUDITORS' REPORT



July 2, 1996


The Board of Directors
Nutronics International, Inc.
(A Development Stage Company)
New York, New York


The accompanying balance sheet as of June 30, 1996, and the related statements of operations, stockholders' equity, and cash flows for the periods ended June 30, 1996 and 1995 and from inception on May 6, 1953 through June 30, 1996 were not audited by us and, accordingly, we do not express an opinion on them.

The accompanying balance sheet as of December 31, 1995 was audited by us and we expressed an unqualified opinion on it in our report dated January 15, 1996.



Jones, Jensen & Company

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
                              Balance Sheets


                                  ASSETS

                                        June 30,  December 31,
                                         1996        1995
                                        (Unaudited)
CURRENT ASSETS

  Cash                                  $    -       $   -

     Total Current Assets                    -           -

     TOTAL ASSETS                       $    -       $   -


                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                      $    -       $   -

     Total Current Liabilities               -           -

STOCKHOLDERS' EQUITY

  Preferred stock: 10,000 shares
   authorized of $100.00 par value,
   -0- shares issued and outstanding         -           -
  Common stock: 30,000,000 shares
   authorized of $0.01 par value, 8,629,170
   shares issued and outstanding            86,292     86,292
  Additional paid-in capital (deficit)     (82,932    (83,588)
  Deficit accumulated during the
   development stage from May 22, 1995      (3,360)    (2,704)

     Total Stockholders' Equity               -          -

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                $   -       $  -

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
                         Statements of Operations
                                (Unaudited)

                                                               From
                                                             Inception
                                                              on May 6,
                   For the Six Months For the Three Months  1953 Through
                     Ended June 30,      Ended June 30,       June 30,
                     1996      1995      1996      1995         1996

REVENUES          $   -      $  -       $  -      $  -        $   -

EXPENSES              -         -          -         -            -

LOSS FROM
 DISCONTINUED
 OPERATIONS
 (NOTE 4)            656        -          -         -          89,652

TOTAL EXPENSES       656        -          -         -          89,652

NET INCOME (LOSS) $ (656)    $  -       $  -      $  -       $ (89,652)

NET INCOME (LOSS)
 PER SHARE        $ (0.00)   $ 0.00     $ 0.00    $ 0.00     $  (0.00)

                         NUTRONICS INTERNATIONAL, INC.
                         (A Development Stage Company)
                       Statements of Stockholders' Equity
                                                                        Deficit
                                                          Additional Accumulated
                                                           Paid-in    During the
                       Preferred Stock     Common Stock    Capital   Development
                       Shares    Amount   Shares  Amount   (Deficit)    Stage

Inception, May 6,
 1953                    -    $    -          -    $   -   $    -     $    -

Preferred stock issued
 at $1.00 per share    10,000  1,000,000      -        -    (990,000)      -

Common stock issued
 at $0.01 per share      -         -     7,629,170   76,292     -          -

Net loss from inception
 on May 6, 1953 through
 December 31, 1992       -         -          -        -        -       (86,292)

Balance,
 December 31, 1992     10,000  1,000,000 7,629,170   76,292 (990,000)   (86,292)

Net loss for
 the year ended
 December 31, 1993       -         -          -        -        -          -

Balance,
 December 31, 1993     10,000  1,000,000 7,629,170   76,292 (990,000)   (86,292)

Net loss for
 the year ended
 December 31, 1994       -          -         -         -       -          -

Balance,
 December 31, 1994     10,000 $1,000,000 7,629,170 $ 76,292 $(990,000) $(86,292)

                         NUTRONICS INTERNATIONAL, INC.
                         (A Development Stage Company)
                 Statements of Stockholders' Equity (Continued)
                                                                       Deficit
                                                          Additional Accumulated
                                                           Paid-in    During the
                       Preferred Stock      Common Stock   Capital   Development
                       Shares   Amount   Shares     Amount (Deficit)    Stage

Balance,
 December 31, 1994     10,000 $1,000,000 7,629,170 $ 76,292 $(990,000) $(86,292)

Preferred stock
 converted to common
 stock at $0.01 per
 share (Note 4)      (10,000) (1,000,000) 1,000,000  10,000   990,000      -

Quasi-reorganization
 (Note 5)                -         -           -       -      (86,292)   86,292

Expenses paid on the
 Company's behalf
 by a shareholder
 (Note 6)                -         -           -       -        2,704      -

Net loss for
 the year ended
 December 31, 1995       -         -           -       -         -       (2,704)

Balance,
 December 31, 1995       -         -      8,629,170  86,292   (83,588)   (2,704)

Expenses paid on the
 Company's behalf by
 a shareholder (Note 6)
 (Unaudited)             -         -           -       -          656      -

Net loss for the
 six months ended
 June 30, 1996
 (Unaudited)             -         -           -        -         -        (656)

Balance, June 30, 1996
 (Unaudited)             -    $    -      8,629,170 $  86,292 $(82,932) $(3,360)

                         NUTRONICS INTERNATIONAL, INC.
                         (A Development Stage Company)
                            Statements of Cash Flows
                                  (Unaudited)
                                                                        From
                                                                      Inception
                                                                      on May 6,
                          For the Six Months  For the Three Months  1953 Through
                               Ended June 30,     Ended June 30,    June 30,
                          1996          1995  1996           1995      1996
CASH FLOWS FROM
 OPERATING ACTIVITIES

  Loss from discontinued
   operations            $ (656)      $   -    $  -          $  -    $ (89,652)
 Loss on disposition
  of assets                -              -       -             -       88,996

     Net Cash Provided
      (Used) by Operating
      Activities           (656)          -       -             -         (656)

CASH FLOWS FROM
 INVESTING ACTIVITIES      -              -       -             -         -

CASH FLOWS FROM
 FINANCING ACTIVITIES

  Additional capital
   contributed              656           -       -             -          656

     Net Cash Provided
      (Used) by Financing
      Activities            656           -       -             -          656

NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS               -              -       -             -          -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD    -              -       -             -          -

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD       $  -           $  -    $  -          $  -       $  -

CASH PAID FOR

  Interest              $  -           $  -    $  -          $  -       $  -
  Taxes                 $  -           $  -    $  -          $  -       $  -

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                   June 30, 1996 and December 31, 1995

NOTE 1 - ORGANIZATION AND HISTORY
       Nutronics International, Inc. (the Company) was incorporated under the laws of the State of Delaware on May 6, 1953. The Company was organized to engage in various oil and mining activities. The Company conducted limited oil and mining activities until its operations ceased.

       Over the course of years, the Company changed its name to attract new ownership. Following a name change from Extra Production Co., Inc. to SDE Robotics and Automation Corp. on August 19, 1983, the Company entered into an Agreement and Plan of Reorganization with Alpha Electronics Corp.
       The Company exchanged 125,000 shares of its authorized, but unissued common stock for all of the issued and outstanding stock of Alpha Electronics Corp.

       On August 10, 1984, the Company filed a Debtor's Petition for Relief under Chapter 11. An Order to Proceed under
       Chapter 7, reporting $1,390,000 of unsecured claims, was subsequently filed on November 7, 1984.

       On October 20, 1980, prior to entering into the Agreement and Plan of Reorganization with the Company, Alpha
       Electronics Corp. filed bankruptcy.

       The Company is presently seeking new business opportunities that hold a potential profit and is classified as a development stage Company as defined in SFAS No. 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       a.  Accounting Method

       The Company's financial statements are prepared using the accrual method of accounting.

       b.  Loss Per Share

       The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

       c.  Provision For Taxes

       At June 30, 1996, the Company had no material net operating loss carryforwards and income tax expense due to its inactivity.

       d.  Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       f.  Additional Accounting Policies

       Additional accounting policies will be determined when principal operations begin.

                       NUTRONICS INTERNATIONAL, INC.
                       (A Development Stage Company)
               Notes to the Financial Statements (Continued)
                   June 30, 1996 and December 31, 1995

NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, shareholders of the Company have committed to meeting the Company's operating expenses.

NOTE 4 - STOCK CONVERSION

       At a special meeting of the board of directors of the Company on May 22, 1995, it was resolved to convert 10,000 shares of the Company's issued and outstanding $100.00 par value preferred stock to 1,000,000 shares of the Company's $0.01 par value common stock.

NOTE 5 - QUASI - REORGANIZATION

       On May 22, 1995, shareholders of the Company voted to effect a quasi- reorganization, whereby, the accumulated deficit of the Company was eliminated against the paid-in capital of the Company.

NOTE 6 - RELATED PARTY TRANSACTIONS

       The Company has received advances from a certain shareholder in order to pay minimal operating expenses of the Company. As of June 30, 1996 and December 31, 1995,
       $3,360 and $2,704, respectively, was contributed to capital as a result of these advances.

                                 PART  III

Item  1.          Index to Exhibits

       The following exhibits are filed with this Registration Statement:

Exhibit No.                    Exhibit Name

*  2(i)       Certificate of Incorporation and all amendments
              pertaining thereto

*  2(ii)      By-Laws

*  4          Specimen Stock Certificate


*  Previously filed

Item  2. Description of Exhibits
    See Item 1 above.

                                SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NUTRONICS INTERNATIONAL, INC.
                                           (Registrant)




                                    By:   /s/  Edward F. Cowle
                                                 (Signature)
Date:  November 13, 1996              EDWARD F. COWLE,  President